Exhibit 99.1

NASDAQ:SMX Enforces International Prosecution Capabilities to Investigate Illegal Short and Spoofing

and

Empowers its International Legal Prosecuting Task Force with

Mr. Joshua Skule former FBI Executive Assistance Director

NEW YORK, April 24, 2023 – SMX (Security Matters) plc (NASDAQ:SMX; SMXWW) is pleased to announce that Mr. Joshua Skule, a former FBI Executive Assistance Director and the current President of Bow Wave LLC, and SMX have agreed for him to join SMX’s ad hoc International Legal Prosecuting Task Force to investigate and analyze possible irregular past trading patterns, spoofing and possible illegal market manipulation of the Company’s shares.

The Company has also authorized Mr. Skule to formally liaise with international law enforcement agencies across the world, specifically INTERPOL, and Irish authorities. If evidence allows, SMX will consider legal activities through the Irish legal system and filing a request for intervention by INTERPOL.

Mr. Skule began Bow Wave LLC after a distinguished 21-year career in the FBI. Skule retired as the Executive Assistant Director for Intelligence leading the organization’s Intelligence Branch. In this role, he served as the strategic leader of the FBI’s intelligence program with centralized authority, responsibility, and oversight for all the bureau’s intelligence work. As the Deputy Assistant Director within the FBI’s Counterterrorism Division, Skule developed a long-term strategic roadmap for technology investment in the bureau’s highest priority program. He nurtured extensive outreach to international law enforcement and intelligence partners to enhance information sharing. While assigned to the Chicago Division, Mr. Skule investigated violent crimes, public corruption, corporate and white-collar fraud, and organized crime.

Due to Mr. Skule’s extensive intelligence and investigative experience, his expertise is considered paramount to the success of the SMX ad hoc International Legal Prosecuting Task Force.

Mr. Skule holds a bachelor’s degree in political science from the Naval Academy and served in the United States Marine Corps. He was awarded the Presidential Rank Award in 2018.

—Ends—

For further information contact:

INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

About SMX

As global businesses faces new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.